

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Alex G. Howarth
Chief Financial Officer
Madrigal Pharmaceuticals, Inc.
Four Tower Bridge
200 Barr Harbor Drive, Suite 200
West Conshohocken, PA 19428

> **Re: Madrigal Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-33277**

Dear Alex G. Howarth:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences